Exhibit 16.1

August 4, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 4, 2016, of Zillow Group, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs in section (a) on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP